UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-7159
THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
(full title of the plan)
FLORIDA ROCK INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)
155 East 21st Street
Jacksonville, Florida 32206
(Address of issuer’s principal executive offices and address of the plan)

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes	14
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
Administrative Committee
The Arundel Corporation Profit Sharing and Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
KPMG LLP
June 29, 2007
Jacksonville, Florida
Certified Public Accountants

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value:
Mutual funds	$6,765,811	7,095,649
Lifestyle funds	—	93,606
Common stock of the Company and affiliate	744,633	888,672
Participant loans	329,957	430,033

Total investments	7,840,401	8,507,960

Receivables:
Employer contributions	171	—
Participant contributions	2,797	—
Dividends receivable	10,688	10,984

Total receivables	13,656	10,984

Cash	629	1,357

Net assets available for benefits	$7,854,686	8,520,301

See accompanying notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$237,317	349,219
Dividends and interest	364,624	300,197

Total investment income	601,941	649,416

Contributions:
Employer	22,014	55,235
Participants	101,878	276,012

Total contributions	123,892	331,247

Total additions	725,833	980,663

Deductions from net assets attributed to:
Benefits paid to participants	1,391,448	1,000,778
Plan expenses	—	3,305

Total deductions	1,391,448	1,004,083

Net decrease	(665,615)	(23,420)

Net assets available for benefits:
Beginning of year	8,520,301	8,543,721

End of year	$7,854,686	8,520,301

See accompanying notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of The Arundel Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution retirement plan established by The Arundel Corporation, a wholly owned subsidiary of Florida Rock Industries, Inc. (the Company), effective June 23, 1984. The Plan is not accepting any new participants and only those permanent non-union employees of the Company and its subsidiaries who elected to remain in the Plan on or prior to January 1, 1996, will continue to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Administration

The Plan is administered by the Company. The Plan Trustee is SunTrust Bank, N.A. Permissible administrative expenses are paid by the Trustee out of the Plan’s gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

(c)	Contributions

Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document, as follows:

Deferral
percentage
Non-highly compensated employees	1% to 100%
Highly compensated employees	1% to 5.63% (a)

(a)  The annual maximum deferral percentage for highly compensated employees is calculated based on the average actual deferral percentage of non-highly compensated employees for the prior plan year plus 2%.
The Company provides a matching contribution of 50% of the first 3% of a participant’s annual pre-tax compensation.
The Company may provide an annual profit sharing contribution to the Plan in an amount determined by the Board of Directors. During 2006 and 2005, the Company did not make any profit sharing contributions to the Plan.
All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contributions is based on years of service as follows:

Vested
percentage
Years of service:
1	0%
2	25%
3	50%
4	75%
5	100%
However, a participant will become fully vested in the Company’s contributions if, while employed by the Company, the participant dies, becomes disabled or reaches Early Retirement Age (defined as age 59-1/2 by the Plan document).

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, their portion of the Company’s matching and profit sharing contributions, and investment earnings. Allocation of the Company’s profit sharing contributions are based on a percentage of the participant’s Included Compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the Plan Administrator at the time of approval. Principal and interest are paid over a stipulated period of time.

(g)	Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant’s vested account interest.

(h)	Forfeitures

The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized first to pay Plan expenses. Any remaining forfeitures will be used to reduce future employer matching contributions.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA (see note 9). In the event of Plan termination, participants would become 100% vested in all of their accounts.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments in marketable debt and equity securities, including common stock of the Company and Patriot Transportation Holding, Inc. (Patriot), an affiliate of the Company, that are traded on a national or international securities exchange, are valued at the last reported sales price on the last business day of the fiscal year; such securities traded in the over-the-counter market are stated at the mean between the last reported bid and asked prices. Investments in pooled investment funds, which are based on the net value of the fund at fair value, are valued at the unit value established by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of the trade-dates. Gains or losses on sales of securities are based on the cost of each specific security. Net appreciation or depreciation of investments is recorded to reflect changes in the fair value of investments.

Dividend income is recognized on the basis of the ex-dividend date. Income from other investments is recognized as earned on an accrual basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3)	Investments

The Plan’s investments are held in a bank-administered trust fund. All of the Plan’s investments are participant directed and participants may change among the available investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

Effective November 1, 2006, the Sponsor made a change to the investment options available in the Plan. The three Lifestyle Funds were replaced by three T. Rowe Price Target Date Funds, with anticipated retirement dates of 2020, 2030 and 2040. Participants were given notice and the opportunity to change their investment choices from the Lifestyle Funds to other investment options.

A description of each available investment held by the Plan at December 31, 2006 is provided below:
Chase Growth Fund – the Fund seeks growth of capital by investing primarily in common stocks of domestic companies with large market capitalization of $10 billion and above.
Federated Kaufmann Fund – the Fund seeks capital appreciation by investing primarily in stocks of small and medium-sized companies that are traded on national security exchanges, NASDAQ and the over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.
Fidelity Advisor Inflation Protected Bond Fund – the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests in at least 80% of assets in inflation-protected debt securities.
Longleaf Partners Fund – the Fund seeks long-term capital growth. Under normal circumstances, the fund invests in the equity securities of a limited number of mid and large capitalization companies.
STI Classic Prime Quality Money Market Fund – the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.
T. Rowe Price Capital Appreciation Fund – the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.
T. Rowe Price Equity Income Fund – the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stock of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.
T. Rowe Price Growth Fund – the Fund seeks to provide long-term capital growth and secondarily, increasing dividend income by investing primarily in the common stocks of well-established growth companies.
T. Rowe Price New Horizons Fund – the Fund seeks long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.
T. Rowe Price U.S. Treasury Intermediate Fund – the Fund seeks a high level of income consistent with maximum credit protection and moderate price fluctuation in principal. The Fund invests primarily in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.
T. Rowe Price Retirement 2020 Fund – the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.
T. Rowe Price Retirement 2030 Fund – the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.
T. Rowe Price Retirement 2040 Fund – the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.
Templeton Foreign Fund – the Fund seeks long-term capital growth. Under normal market conditions, the fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.
Federated Mortgage Fund – the Fund seeks total return. The Fund pursues its investment objective by investing primarily in mortgage-backed securities.
Vanguard 500 Index Fund – the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up in the Index.
Florida Rock Industries, Inc. Common Stock – A portfolio of Florida Rock Industries, Inc. common stock.
Patriot Transportation Holding, Inc. Common Stock – A portfolio of Patriot Transportation Holding, Inc. common stock (Patriot).
Underlying investments that represents 5% or more of the Plan’s net assets consisted of the following at December 31, 2006:

	Units	Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds:
Chase Growth Fund	48,053	$912,536
Longleaf Partners Fund	20,439	706,270
STI Classic Prime Quality Money Market	1,387,747	1,387,747
T. Rowe Price Equity Income Fund	52,395	1,548,285
T. Rowe Price New Horizon	20,439	659,973
T. Rowe Price U.S. Treasury Intermediate	154,096	809,006
Common stock:
Florida Rock Industries Inc. Common Stock	14,571	627,283

Underlying investments that represents 5% or more of the Plan’s net assets consisted of the following at December 31, 2005:

	Units	Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds:
Chase Growth Fund	55,556	$1,077,786
Longleaf Partners Fund	18,744	580,506
STI Classic Prime Quality Money Market Fund	1,594,354	1,594,354
T. Rowe Price Equity Income Fund	60,953	1,579,913
T. Rowe Price New Horizons Fund	25,724	816,480
T. Rowe Price Treasury Intermediate Fund	207,180	1,102,197
Common stock:
Florida Rock Industries Inc. Common Stock	13,898	681,850
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005 as follows:

	2006	2005
Mutual funds	$297,253	134,258
Lifestyle funds	—	3,425
Common stock of the Company and Patriot	(59,936)	211,536

	$237,317	349,219

(4)	Forfeitures

There were no forfeitures during 2006 and 2005 and no unallocated forfeiture amount at December 31, 2006 and 2005.

(5)	Parties-in-Interest

Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of the Company or affiliates, or participant loans and are therefore considered to be transactions with parties-in-interest. Dividends on Florida Rock Industries, Inc. and Patriot common stock totaled $8,420 and $8,823 during 2006 and 2005, respectively. During 2006 and 2005, all administrative expenses of the Plan, totaling $15,950 and $15,180, were paid by the Company.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended significantly since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Risks and Uncertainties

The Plan invests in various securities including mutual funds, U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$7,854,686
Contributions receivable at December 31, 2006	(2,968)
Dividends receivable at December 31, 2006	(10,688)

Net assets available for benefits per the Form 5500	$7,841,030

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$601,941
Dividends receivable at December 31, 2005	10,984
Dividends receivable at December 31, 2006	(10,688)

Total investment income per Form 5500	$602,237

The following is a reconciliation of contributions per the financial statements to the Form 5500 at December 31, 2006:

Total contributions per the financial statements	$123,892
Contributions receivable at December 31, 2006	(2,968)

Total contributions per Form 5500	$120,924

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2005:

Net assets available for benefits per the financial statements	$8,520,301
Dividends receivable at December 31, 2005	(10,984)

Net assets available for benefits per the Form 5500	$8,509,317

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2005:

Total investment income per the financial statements	$649,416
Dividends receivable at December 31, 2004	3,979
Dividends receivable at December 31, 2005	(10,984)

Total investment income per Form 5500	$642,411

The following is a reconciliation of contributions per the financial statements to the Form 5500 at December 31, 2005:

Total contributions per the financial statements	$331,247
Contributions receivable at December 31, 2004	10,257

Total contributions per Form 5500	$341,504

(9)	Subsequent Events

On February 19, 2007, the Plan’s sponsor entered into a definitive Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of April 9, 2007, with Vulcan Materials Company and certain other parties described below. The merger agreement provides for the formation of a new holding company (“Virginia Holdco, Inc.” or “Holdco”), which will then be renamed Vulcan Materials Company. In the aggregate, 70% of the Company’s common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive cash consideration and the remaining 30% will be converted into the right to receive stock consideration. The transaction is subject to the approval of a majority of shareholders, regulatory approvals, and other customary closing conditions. In accordance with the merger agreement, Plan participants will have the option to elect to receive $67 per share in cash for each Company share held, or 0.63 of a share of common stock of Holdco, subject to proration. Upon closing of the merger agreement, the Plan’s year-end will be modified to be the closing date. Additionally, the Plan will cease accepting new participants, allowing employee deferrals and making employer matching contributions.

Effective April 1, 2007, the Plan was amended to allow participants to immediately become 100% vested in their accounts in the event of a change in control.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

		Fair
	Units	Value
Mutual funds:
Chase Growth Fund	48,053	$912,536
Federated Kaufmann Fund	2,193	12,414
Fidelity Advisor Inflation Protected Bond	4	45
Longleaf Partners Fund	20,439	706,270
STI Classic Prime Quality Money Market Fund *	1,387,747	1,387,747
T. Rowe Price Capital Appreciation Fund	11,488	236,892
T. Rowe Price Equity Income Fund	52,395	1,548,285
T. Rowe Price Growth Stock Fund	4,092	127,716
T. Rowe Price New Horizons Fund	20,439	659,973
T. Rowe Price U.S. Treasury Intermediate Fund	154,096	809,006
T Rowe Price Retirement 2020 Fund	3,960	68,196
T Rowe Price Retirement 2030 Fund	4,477	82,687
T Rowe Price Retirement 2040 Fund	2,474	46,133
Templeton Foreign Fund	4,985	67,998
Federated Mortgage Fund	49	476
Vanguard 500 Index Fund	761	99,437

		6,765,811

Common stock:
Florida Rock Industries, Inc. Common Stock *	14,571	627,283
Patriot Transportation Holding, Inc. Common Stock*	1,257	117,350

		744,633

Participant loans (payable through May 2019 bearing interest at rates between 5% and 9.25%)*	59	329,957

Total investments		$7,840,401

*	Parties in interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed hereunto duly authorized.

THE ARUNDEL CORPORATION PROFIT SHARING AND SAVINGS PLAN
By:	/s/ John D. Milton, Jr.
John D. Milton, Jr.
Executive Vice President and Chief Financial Officer, Treasurer of Florida Rock Industries, Inc. (Principal Financial Officer)

Date: June 29, 2007